                                                                 Exhibit (a)(12)


GE FANUC AUTOMATION NORTH AMERICA, INC. ANNOUNCES COMPLETION OF TENDER OFFER.

     Charlottesville, VA, January 6, 1999 -- GE Fanuc Automation North America, Inc. today announced that its tender offer for all of the outstanding shares of common stock of Total Control Products, Inc. (Nasdaq Symbol: TCPS) had expired at 12:00 midnight, New York City time, on Tuesday, January 5, 1999. GE Fanuc was advised by Norwest Bank Minnesota, N.A., the depositary for the offer, that as of the expiration of the offer, 8,851,491 shares of Total Control Products common stock, representing approximately 98% of the outstanding shares of Total Control Products, were validly tendered, subject in the case of 2,318,353 shares represented by notices of guaranteed delivery to the physical receipt of certificates therefor. All conditions to the closing of the purchase of the shares tendered pursuant to the offer have been satisfied or waived.

     The tendered shares were accepted for payment by a GE Fanuc subsidiary as of the expiration of the offer. It is expected that such GE Fanuc subsidiary will be merged with and into Total Control Products with each share of Total Control Products not purchased in the tender offer being converted into the right to receive $11 in cash.

     GE Fanuc Automation North America, Inc. is a global supplier of industrial controls systems with headquarters in Charlottesville, VA, and is a joint venture between GE and FANUC, Ltd. Japan. GE Fanuc is part of GE Industrial Systems, a global manufacturer of products and systems used to distribute, protect, control and operate electrical equipment for commercial, utility and industrial applications.

     Total Control Products, headquartered in Melrose Park, IL, offers a broad range of products which are used to define, monitor and maintain the operation, sequencing and safety of industrial equipment and machinery on the factory floor. These products range from input/output devices to graphic operator interfaces to open connect hardware and software for factory-wide control systems.